Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
November 4, 2013	NYSE: SLW

SILVER WHEATON EXPANDS PRECIOUS METAL STREAM ON
THE CONSTANCIA PROJECT TO INCLUDE GOLD

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is pleased to announce that it has agreed to acquire from Hudbay Minerals Inc. (“Hudbay”) (TSX:HBM) (NYSE:HBM) 50% of the life of mine gold production from its Constancia Project (“Constancia”), located in southern Peru, for US$135 million. Silver Wheaton’s August 2012 silver stream purchase agreement (“Original Agreement”) for 100% of the life of mine silver production from Constancia has now been amended to include 50% of the life of mine gold production (“New Agreement”).

TRANSACTION HIGHLIGHTS

Adds to Silver Wheaton’s growth profile

  Silver Wheaton will receive 50% of the life of mine gold production from Constancia.
  Forecast average annual attributable gold production1 from Constancia is anticipated to be approximately 35,000 gold ounces over the first five years, and 18,000 ounces life of mine. The mine life is currently estimated at around 16 years.

Aligns the interests of both companies

  Hudbay will retain 50% of gold production.
  Timing of the upfront payment is linked to Constancia’s capital expenditures.

Maintains conservative balance sheet

  Silver Wheaton has the option to make the initial upfront payment in either cash or Silver Wheaton shares, calculated at the time the payment is made2.

Updating production guidance

  Silver Wheaton has revised 2017 guidance to reflect recent developments. 2017 guidance is now forecast to be 42.5 million silver equivalent ounces3 including 210 thousand ounces of gold.
  2013 silver equivalent production is still expected to exceed 33.5 million ounces3 including 145 thousand ounces of gold.

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1 Forecast gold production attributable to Silver Wheaton is based on fixed recoveries as defined in the New Agreement and the most recent mine plan but before payable gold terms.
2 If Silver Wheaton shares are used, the number of common shares will be calculated based on the volume weighted average trading price of the Company on the Toronto Stock Exchange for the ten consecutive trading days immediately prior to the date the consideration is payable.
3 Silver equivalent production forecast assumes a gold/silver ratio of 53.3:1.

“We are very encouraged by Constancia’s development and the inclusion of Pampacancha into the mine plan,” said Randy Smallwood, Silver Wheaton’s President and Chief Executive Officer. “Given the higher gold grades present in the Pampacancha deposit, we see this gold stream as an economic opportunity for both parties. Hudbay has proven to be a strong partner both in Canada and in Peru, where we believe they are setting the standard for building strong social license in South America. This gold stream, our second precious metal stream on Constancia, clearly demonstrates the win-win nature of our agreements and further endorses the competitiveness of Silver Wheaton's streaming model.”

TRANSACTION DETAILS

Silver Wheaton, through its wholly owned subsidiary Silver Wheaton (Caymans) Ltd., has agreed to acquire 50% of the life of mine gold production from Hudbay’s Constancia Project, which includes the recently delineated Pampacancha deposit. The Company will pay a wholly owned subsidiary of Hudbay an initial consideration of US$135 million once US$1.35 billion in capital expenditure has been incurred at Constancia. Silver Wheaton has the option to make the initial consideration in either cash or Silver Wheaton shares, with the number of shares determined at the time the payment is made1. In addition, Silver Wheaton will make ongoing payments of the lesser of US$400 per ounce of gold2 (subject to an inflationary adjustment of 1% beginning in the fourth year after completion is achieved) or the prevailing market price per ounce of gold delivered.

Recovery rates for gold have been fixed given the early nature of the metallurgical test work on gold recoveries from the Pampacancha deposit. Recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until the Company’s portion of gold reserves3 has been delivered to Silver Wheaton, after which actual recoveries will be applied.

The gold stream will be subject to the existing completion test that was laid out in the Original Agreement. The Constancia completion test requires Hudbay to complete the Constancia processing plant to at least 90% of expected throughput and silver recovery by December 31, 2016. If Hudbay fails to satisfy the requirements of the completion test, Silver Wheaton will be entitled to continued delivery of 100% of the gold production from Hudbay’s 777 mine. If the completion test has not been satisfied by December 31, 2020, Silver Wheaton will be entitled to a proportionate return of the upfront cash consideration relating to Constancia. In addition, Silver Wheaton will be entitled to additional compensation in respect of the gold stream should there be a delay in achieving completion or mining the Pampacancha deposit beyond the end of 2018.

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1 If Silver Wheaton shares are used, the number of common shares will be calculated based on the volume weighted average trading price of the Company on the Toronto Stock Exchange for the ten consecutive trading days immediately prior to the date the consideration is payable.
2 Ongoing payment reset after 40 years to $550 per ounce of gold, increasing by 1% per year thereafter.
3 In the New Agreement, recoveries will be fixed until Silver Wheaton receives 265 thousand payable ounces of gold.

UPDATED PRODUCTION GUIDANCE

Silver Wheaton is revising its five year production guidance given recent developments. In 2017, annual attributable production is anticipated to increase by 45% compared to 2012 levels, growing to approximately 42.5 million silver equivalent ounces1, including 210,000 ounces of gold. This is a decrease of 13% from previous 2017 production guidance primarily due to a delay at Barrick Gold Corp.’s Pascua-Lama project partially offset by the additional gold forecast to be received from Constancia.

2013 silver equivalent production is still expected to exceed 33.5 million ounces.

Production guidance is “forward-looking information”. See “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure relating to such guidance.

ABOUT CONSTANCIA PROJECT

Constancia is located in an established mining district in the province of Chumbivilcas in southern Peru. It is forecast to be a large, low-cost and long-life open pit mine, producing copper, molybdenum, silver and gold. With key environmental permits in place, strong community support, and engineering and design work essentially complete, first production is anticipated in the second half of 2014 and full production in 2015. Forecast average annual gold production attributable to Silver Wheaton2 from Constancia is anticipated to be approximately 35,000 gold ounces over the first five years and 18,000 ounces life of mine. The mine life is currently estimated at around 16 years.

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1 Silver equivalent production forecast assumes a gold/silver ratio of 53.3:1
2 Forecast production attributable to Silver Wheaton is based on fixed recoveries as defined in the New Agreement and the most recent mine plan.

Silver Wheaton’s Reserves and Resources for Constancia Gold:
ATTRIBUTABLE RESERVES & RESOURCES TO SILVER WHEATON (1,2,3,4,5,6,8,9,10)

Mine	Category	Tonnage Mt	Grade Au g/t	Contained Au Moz	Process Recovery(7) %
Constancia (50%)		174.6	0.04	0.24	55%
	Proven
Pampacancha (50%)		4.9	0.32	0.05	70%
Constancia (50%)		27.0	0.04	0.03	55%
	Probable
Pampacancha (50%)		18.5	0.28	0.16	70%
Total	Proven & Probable	225.0	0.07	0.49	61%
Constancia (50%)	Measured	59.6	0.04	0.07
Constancia (50%)	Indicated	172.0	0.03	0.19
Total	Measured & Indicated	231.7	0.03	0.26
Constancia (50%)		109.5	0.03	0.11
	Inferred
Pampacancha (50%)		2.0	0.21	0.01
Total	Inferred	111.5	0.03	0.13

Notes:

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).
3.

The individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Senior Director, Project Evaluations), both employees of the Company (the “Company’s QPs”).

4.	The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.
5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.	Mineral Reserves and Mineral Resources are based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any after such date.
	a.	Resources for the Constancia and Pampacancha deposits are reported as of August 23, 2011 and April 2, 2012, respectively.
	b.	Reserves for both Constancia and Pampacancha deposits are reported as of August 8, 2012.
7.

Process recoveries are the fixed percentages of gold in a saleable product (doré or concentrate) recovered from Constancia and Pampacancha mined ore at the applicable site process plant as per the Company’s Precious Metals Purchase Agreement.

8.	Mineral Reserves and Resources are estimated using appropriate process recovery rates and commodity prices including $1,150 per ounce gold.
9.

The scientific and technical information in this document regarding Constancia and Pampacancha was sourced by the Company from Hudbay’s annual information Form filed on SEDAR (www.sedar.com) on March 28, 2013.

10.

Gold is produced as a by-product metal; therefore, the economic cut-off applied to the reporting of gold Resources and Reserves will be influenced by changes in the commodity prices of other metals at the time.

Full Reserve and Resource tables are available on the Company’s website, www.silverwheaton.com. Updated Reserves and Resources incorporating year-end 2013 estimates will be included in the Company’s 2013 AIF.

Mr. Neil Burns, Vice President of Technical Services, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the information on mineral reserves and mineral resources disclosed in this news release.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates, statements as to any future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, operations, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; differences in the interpretation or application of tax laws and regulations; and the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2012, and other continuous disclosure documents filed by Silver Wheaton since January 1, 2013, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves or that any exploration potential will ever be converted to any category of Mineral Reserves or Mineral Resources. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

For further information, please contact:

Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com